

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

<u>Via E-mail</u>
Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

  Re: Expedia, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 6, 2015
    File No. 0-51447

Dear Mr. Khosrowshahi:

  We refer you to our comment letter dated April 16, 2015, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Anne Nguyen Parker
    Assistant Director
    Division of Corporation Finance